SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROPOSED NEW VERSION OF THE
STATUTORY AUDIT COMMITTEE BYLAWS

Objective and Proposal

TIM Participações S.A. Statutory Audit Committee also acts as our audit committee, in compliance with the laws of United States of America, the market in which our securities are traded. Therefore, the Statutory Audit Committee is incumbent with the duties set forth by both the Brazilian and the United States Laws.

The Shareholders’ Meeting held on May 6, 2004 approved Bylaws granting the Audit Committee certain powers and prerogatives enabling it to fulfill the duties under the Brazilian law as well as those of the audit committee. Therefore, such Bylaws encompassed, among others, issues related to hiring of and the relationship with our independent auditors, and the creation of a hotline for tips about accounting and internal accounting and audit controls.

On the basis of the experience and the work carried out by the Statutory Audit Committee/Audit Committee over the past two years, the auditors decided to review the Bylaws passed in 2004, so as to clarify some issued and improve the original document.

Therefore, on December 2, 2005, the Statutory Audit Committee passed by unanimous vote the proposed new version of its Bylaws, attached. Said proposal was submitted to the Board of Directors, which passed on January 31, 2006 the submission of the proposal to the Special Shareholders’ Meeting to be held on March 16, 2006.

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1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 14, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer